Exhibit (a)(5)(G)

EFiled: Mar 30 2015 03:53PM EDT
Transaction ID 56995153
Case No. 10853-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BERNARD MCGOEY, individually	)
and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No:
)
CHRISTOPHER GARDNER,	)
EDWARD ROGAS, JR., MATTHEW	)
FREY, STEVEN P. HANSON, JAMES	)
HUGAR, SCOT JARVIS, WILLIAM	)
C. MARTIN, KENNETH H. TRAUB,	)
MICROSEMI CORPORATION, and	)
LLIU 100 ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Bernard McGoey (“Plaintiff”), on behalf of himself and all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information (including, among other things, materials filed with the United States Securities and Exchange Commission (“SEC”)), except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1.        This is a stockholder class action brought by Plaintiff on behalf of himself and the other public stockholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”) against the members of Vitesse’s Board of Directors (the “Board”), Microsemi Corporation (“Microsemi”), and LLIU100 Acquisition Corp. (“Merger Sub”) arising out of their agreement to purse a proposed transaction whereby Merger Sub will acquire all of the outstanding shares of Vitesse common stock in an all-cash transaction valued at approximately $389 million (the “Proposed Transaction”).

2.        On March 17, 2015, Vitesse entered into an agreement and plan of merger (the “Merger Agreement”), whereby Merger Sub will commence a cash tender offer no later than March 31, 2105 (the “Tender Offer”) to acquire all outstanding shares of Vitesse’s common stock at a purchase price of $5.28 per share (the “Offer Price”).

3.        Upon consummation of the Proposed Transaction, expected to close by the end of June 2015, Vitesse will become a wholly-owned subsidiary of Microsemi.

4.        The Board unanimously approved the Offer Price as fair and advisable to Vitesse’s stockholders, unanimously approved the Proposed Transaction under the terms and conditions contained in the Merger Agreement, agreed to tender their shares in the Tender Offer pursuant to the Tender and Support Agreement entered into in connection with the Proposed Transaction (the “Support Agreement”), and recommended that the Vitesse’s stockholders also tender their shares at the Offer Price.

5.        The Proposed Transaction is the product of a flawed and potentially conflicted process designed to ensure the sale of Vitesse to Microsemi at a price substantially below the fair and inherent value of Vitesse under terms and conditions preferential to Microsemi, but detrimental to Vitesse’s public stockholders. Moreover, Vitesse has been the target of activist investor pressure to pursue a sale of the Company for several years, and ultimately caved in to such pressure from activist hedge fund Raging Capital Management, LLC (“Raging Capital”) and its affiliates, and named two of Raging Capital’s designees to the Company’s Board, giving them greater access and influence to pursue a potential sale. In addition, as further detailed below, Vitesse hired a conflicted financial advisor, Needham & Company, LLC (“Needham”).

6.        In approving the Proposed Transaction and recommending that Vitesse’s stockholders approve the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed Class.

7.        Plaintiff seeks, inter alia, to enjoin consummation of the Proposed Transaction. In the event that the Proposed Transaction is consummated, Plaintiff seeks to rescind it.

PARTIES

8.        Plaintiff is, and has been at all relevant times, the owner of shares of Vitesse common stock.

9.        Defendant Christopher Gardner (“Gardner”) was appointed Vitesse’s Chief Executive Officer (“CEO”) in May 2006, and later that year (October 2006) was named a director of the Company.

10.      Defendant Edward Rogas, Jr. (“Rogas”) has served as a director and Chairman of the Board since 2006. Rogas is a member of the Audit Committee and the Nominating and Governance Committee.

11.      Defendant Matthew Frey (“Frey”) is a member of the Board and a member of the Nominating and Governance Committee.

12.      Defendant Steven P. Hanson (“Hanson”) has served as a director since August 2007 and is the Chair of the Nominating and a member of the Governance Committee.

13.      Defendant James H. Hugar (“Hugar”) has served as a member of the Board since October 2009. Hugar is a member of the Audit Committee and the Compensation Committee.

14.      Defendant Scot Jarvis (“Jarvis”) is a member of the Board. Jarvis is a member of the Audit Committee and is Chair of the Compensation Committee.

15.      Defendant William C. Martin (“Martin”) is a member of the Board and is a member of the Nominating and Governance Committee. Martin is currently the Chairman and Chief Investment Officer (“CIO”) of Raging Capital, a private investment partnership based near Princeton, New Jersey. Raging Capital Master Fund, Ltd. is an affiliate of Raging Capital and holds approximately 14,321,127 shares of Vitesse that are subject to the Support Agreement.

16.      Defendant Kenneth H. Traub (“Traub”) is a member of the Board and is a member of the Compensation Committee.

17.      Defendants Gardner, Rogas, Frey, Hanson, Hugar, Jarvis, Martin, and Traub are collectively referred to herein as the “Individual Defendants” or the “Board.”

18.      Defendant Microsemi (NASDAQ: MSCC) is a Delaware corporation that is headquartered in Aliso Viejo, California. Microsemi offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Its products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs, and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world’s standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services.

19.      Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Microsemi.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20.      The Individual Defendants, as officers and/or directors of Vitesse, stand in a fiduciary relationship to Plaintiff and Vitesse’s other public stockholders and owe them the highest fiduciary obligations of good faith, due care, and loyalty.

21.      To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)      adversely affects the value provided to Vitesse’s public stockholders;

(b)      favors themselves or will discourage or inhibit alternative offers to purchase control of Vitesse or its assets;

(c)      adversely affects their duty to search for and secure the best value reasonably available under the circumstances for Vitesse’s public stockholders; and/or

(d)      will provide the Individual Defendants with preferential treatment at the expense of, or separate from, Vitesse’s public stockholders.

22.      In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)      participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)      participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by Vitesse’s public stockholders; and/or

(c)      unjustly enriching themselves at the expense or to the detriment of Vitesse’s public stockholders.

23.      Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith owed to Plaintiff and other public stockholders of Vitesse.

CLASS ACTION ALLEGATIONS

24.      Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Vitesse common stock (except the defendants named herein and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest) (the “Class”).

25.      This action is properly maintainable as a class action.

26.      The Class is so numerous that joinder of all members is impracticable. Although the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, as of January 30, 2015, there were 68,977,645 shares of Vitesse common stock outstanding.

27.      There are questions of law and fact that are common to the Class, including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and other members of the Class; and (b) whether the Class is entitled to damages as a result of the wrongful conduct committed by defendants.

28.      Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

29.      Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.

30.      Plaintiff will fairly and adequately protect the interests of the Class.

31.      The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members of the Class or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

A.	Background of Vitesse

32.      Vitesse (NASDAQ: VTSS) is a corporation organized and existing under the laws of Delaware and maintains its executive offices at 4721 Calle Carga, Mamarillo, California 93021. Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems solutions for Carrier, Enterprise and Internet of Things (“IoT”) networks worldwide. Vitesse products enable the fastest-growing network infrastructure markets including Mobile Access/IP Edge, Cloud Access and Industrial-IoT Networking.

B.	The Proposed Transaction

33.      On March 18, 2015, Vitesse announced that it had entered into the Merger Agreement, pursuant to which Merger Sub will commence the Tender Offer to acquire 100% of the outstanding shares of Vitesse common stock as promptly as reasonably practicable, and in any event by March 31, 2015.

34.      Vitesse and Microsemi seek to complete the Proposed Transaction through the procedures available under 8 Del. C. § 251(h), without a vote of Vitesse’s stockholders.

35.      The Proposed Transaction is expected to close before the end of June 2015, at which time Merger Sub will be merged with Vitesse, with the combined company surviving as a wholly owned subsidiary of Microsemi.

36.      The Board has unanimously: (1) determined that the transactions contemplated by the Merger Agreement, including each of the Tender Offer and the Proposed Transaction, are fair to Vitesse and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including each of the Tender Offer and the Proposed Transaction; and (3) resolved to recommend that the stockholders of Vitesse accept the Tender Offer and tender their shares of Vitesse stock to Merger Sub pursuant to the Tender Offer.

C.	The Offer Price Fundamentally Undervalues Vitesse

37.      As a result of the flawed sales process, the Proposed Transaction price of $5.28 per share substantially undervalues Vitesse’s highly positive outlook and prospects for the future. Indeed, the Offer Price is 12 percent lower than the analyst target high price of $6.00 per share.

38.      Recent statements made by Vitesse strongly indicate that the growth potential and long-term value for Vitesse stockholders remains strong. For example, Defendant Gardner take on the Company’s first quarter 2015 earnings call on February 3, 2015:

We had a record quarter for total design wins in new opportunities, which were up sharply from last quarter. Notably, we set a new record for switch wins, up 20% from our previous record. Our new Intellisec PHY products also did very well, capturing significant new wins at multiple Tier 1 customers, adding to our market share in both 1G and 10G segments.

At the same time, we continue to extend into adjacent segments to strengthen our overall market position. Recent initiatives into the industrial IoT segment continue to be a growing part of the story. In this emergent segment, our new product revenue over 30% sequentially and 97% from the year-ago quarter.

And Ethernet is making further progress to displace other technologies within storage networks. In the quarter, we are excited to sign a development agreement with a major Tier 1 OEM to develop storage appliances connected with Vitesse Ethernet switch and PHY silicon and software. As I mentioned last quarter, based on these new initiatives we now estimate the total lifetime revenue of our existing new product portfolio to exceed $1.5 billion, with less than 10% of that revenue realized to date. So we have a long runway for growth in the coming years.

* * *

We expect our new products to continue to grow, . . . accelerating in the second half, much as they did last year.

* * *

As we move forward, the growth in new products will substantially outrun the legacy decline. We expect to exit the year with about 80% of our revenues from our new products. Compare this with 56% at the end of fiscal 2014, and 33% at the end of 2013. New products hit a $65 million annual run rate in the quarter, based primarily on carrier and enterprise design wins that we captured in 2012 and 2013, that are now moving into production.

Specifically, our PHY products with VeriTime 1588 packet timing, which sampled in 2012, continue to ramp. Both the 1G and the 10G devices were up 20% sequentially. These products now represent

25% of new product revenue. Our most recent generation of Intellisec PHYs, which sampled in 2014, add MACsec encryption capability targeted at security requirements within the network, including data center applications. These products began first preproduction shipments in the quarter.

Our first adopter of our Intellisec PHYs is a very large Tier 1 OEM. We expect accelerating revenue from these products in the second half.

* * *

Based on the growing pipeline of opportunities being created by our recently expanded sales force of direct sales reps and distis, we expect 2015 to be a record year for design wins that will substantially extend our product life cycles. We claimed 50 design wins in the quarter, including multiple wins at our Tier 1 for our new PHY products.

We are the only provider of 1G and 10G PHYs that combine encryption plus accurate 1588 packet timing, so we are well-positioned for the surge in secured networking. For our switch products, we claimed a record 60 wins in the quarter, led by the growing strength of our switch silicon and software. Notably, within the carrier segment we claimed multiple new wins in mobile access LTE and base station deployments, including small cell.

Adding to our core business are the new markets that we are developing around us. The first of these is industrial IoT, which we entered only last year. We can already see an impact in terms of our leading indicators. In the most recent four quarters, design wins in IoT represented 36% of total design wins and were up nearly 100% from the prior four quarters.

This is having a dramatic effect on our customer base. In fiscal 2014, we added over 130 new customers, over 30% of them coming from IoT, and this pace will accelerate in 2015. In Q1 we identified first design opportunities at over 80 new customers, twice the rate of last year.

* * *

Over the last year, we have seen multiple opportunities and closed about half of them. This quarter we signed a development agreement with a leading provider of storage equipment to develop a storage appliance based on our switch and PHY silicon, together with our software. So at this point, we are confident that we will benefit from the shift in the market from SaaS-based networking towards Ethernet.

We estimate this represents a $200 million TAM for us by 2020. We would expect to see first revenues in the 2016 timeframe.

These markets provide us substantial future growth opportunities, and are evolving and expanding our customer base. As we gain market share and strengthen our position, it offers us the opportunity to materially reshape our Company.

This is the realization of our Ethernet Everywhere strategy, leveraging the R&D investments made over the last five years and deploying them quickly and efficiently into these growing segments. As Ethernet expands into these new markets, we expect our TAM to grow from $1 billion today to over $3 billion by 2020.

Moving forward, we are seeing the normal seasonal softness in the carrier market, especially in Asia. As we described in the past, we expect some further reductions in our mature products, consistent with our transition. New products, on the other hand, will continue to strengthen at a healthy pace, growing 50% to 75% over fiscal 2014.

We also expect to strengthen our position in our new markets, leading to record design opportunities and design wins, record new customer creation, record product gross margins at 60% for the year, and new product initiatives within both IoT and storage markets.

All told, the leading indicators of our business are strong and we are well-positioned with the technology, products, market position and customers to capitalize on the exciting growth opportunities we are seeing.

(Emphasis added).

39.      In addition, on that call, Vitesse’s Senior Vice President, Finance and Chief Financial Officer (“CFO”), Marty McDermut, stated:

I like what I am seeing this year. Our new product revenues are growing and design wins are accelerating. Our investments continue to pay off. As new product revenue continues to ramp, it will outstrip the decline we are seeing in our legacy products, and we still see strong topline revenue growth in the second half of fiscal 2015.

This quarter, all key metrics were in line with our guidance. Total revenue was $24.8 million, product revenue was $24 million, and IP revenue was $800,000. In the first quarter, new product revenue represented 68% of the total product revenue and reached $16.2 million, up 6% from last quarter and up 82% over the year-ago quarter.

(Emphasis added).

40.      Further, a February 2015 Investor Overview presentation (“Investor Overview”) promoted Vitesse as having “Fast Growing New Product Revenue” with “50-75% Expected New Product Revenue Growth in FY15” and as having “Solid, Proven, Leading Indicators” with “56% Y/Y Growth Rate New Product Design Wins” and “68% Q1FY15 Revenue From New Product Portfolio.”

41.      The Investor Overview presentation makes numerous other statements demonstrating how the Proposed Transaction substantially undervalues Vitesse. For example, the Investor Overview states that:

Vitesse’s value proposition is that it has the industry’s “only PHY family that combines IEEE 1588 timing and 256-bit MACSec security encryption” and an “Optimized 1G/2.5G switching solution for 802.11ac WiFi Wave 2 deployments”;

“Recent design wins achieving substantially higher margins More Switches, More Software, More Carrier and IoT design wins”; and

“Vitesse is one of a small number of players that has proven they can compete in the Ethernet market.”

42.      Further, in a presentation entitled, “Annual Meeting of Stockholders: Realization of Ethernet Everywhere,” Vitesse stated:

[that it is] “Positioned for Sustainable Profitability” and lauded Vitesse’s “High-Leverage Business with Accelerating Momentum[:] New product portfolio estimated $1.5B lifetime revenue, <10% realized to date[]”; and

that “Vitesse continues to expand [its] new product portfolio, making [Vitesse] more relevant in the market and driving revenue growth.”

43.      Further, as Gardner stated in a joint press release issued by Vitesse and Microsemi on March 18, 2015: “I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of [Vitesse’s] industrial IoT strategy.” In that press release, Microsemi chairman and CEO James J. Peterson stated that “Vitesse’s highly complementary technology suite will expand [Microsemi’s] product offering and accelerate growth with differentiated technology in emerging markets, while benefitting from the increased scale, consolidated infrastructure and cost savings of the combined entity.”

44.      Such positive developments demonstrate Vitesse’s significant value. Microsemi recognizes that Vitesse is a prime acquisition target and has thus pounced on the opportunity to acquire the Company at a significant discount to its total value. Indeed, Steven G. Litchfield, Microsemi’s Chief Strategy Officer (“CSO”) and Executive Vice President, explained Vitesse’s significant value as follows:

[Microsemi has] worked alongside [Vitesse], [and ] so [Microsemi is] very familiar with [Vitesse’s] sockets and . . . customers. . . . [Vitesse] is not a foreign product line to [Microsemi]. So [the Proposed Transaction] really extends the technology portfolio, a broader set of technologies, a great set of design engineers as [Microsemi] look[s] to expand in any of these acquisitions. [Microsemi is] always looking for good design talent and Vitesse has that. They’ve committed over $200 million to growing their position within the ethernet market. This is a big growing market. [Microsemi has] seen a lot of transition from optical network into ethernet. . . . [Vitesse’s] new product wins have been growing at an exceptional rate year-over-year.

45.      Statements such as those in the March 18, 2015 press release and in Vitesse’s February 2015 statements referenced above help explain why “David Williams and Cody Acree with Ascendiant Capital Markets, cut[] Vitesse shares to Hold [on March 19, 2015 and] think the [Offer Price] is a bit low relative to what they think the stock should have fetched.” Further, they “opine [that] Broadcom (BRCM) or Marvell Technology Group (MRVL) might step in with competing bids” and stated:

While we do believe the deal is attractive for VTSS shareholders, given what we think VTSS could earn on its own in the next 12-24 months, the $389 million offer appears a bit low, in our opinion. With that, we would not be surprised if other offers materialize over the next three weeks, specifically given that MSCC expects the deal to be immediately accretive in the first quarter after closing and for the full year, which is indicative of the relatively inexpensive price MSCC is paying for the asset. Potential suitors could include Broadcom or Marvell, who are already leaders in Ethernet and would see natural synergies in VTSS’s portfolio or Avago who has also been particularly acquisitive. Overall, with recent tech M&A activity, we are not surprised to see this acquisition. We have long believed the company presented a significant value proposition as the underlying growth drivers were developing, yet masked by the declining mature products. We believe VTSS’s 3Q was the turning point for the company, with clear line of sight to continued profitability. Although we do see the current acquisition partner as a good fit, we would have expected a moderately higher premium, more in-line with the growth opportunities ahead.

(Emphasis added).

46.      In short, Vitesse stockholders cannot gauge whether or not the Proposed Transaction’s consideration represents the maximum value that stockholder’s should be entitled to receive for their shares. Without a full and fair pursuit of alternatives, stockholders will never realize the true value of their holdings. Defendants’ failure to provide such a process was a breach of their fiduciary duty to maximize stockholder value in a sale-of-control transaction.

D.	Material Conflicts of Interest

47.      In the March 18, 2015 press release announcing the Proposed Transaction, it was stated that the Board had unanimously approved the deal. Noticeably absent from the press release was any mention of a special committee of independent Board members to evaluate and recommend the Proposed Transaction.

48.      Moreover, Vitesse has been the target of activist investor pressure to pursue a sale of the Company for several years, and ultimately caved in to such pressure from activist hedge fund Raging Capital and its affiliates, and named two of Raging Capital’s designees to the Company’s Board, giving them greater access and influence to pursue a potential sale. Vitesse even delayed its 2013 annual stockholder meeting for over a month to accommodate Raging Capital. As stated above, Individual Defendant Martin is Raging Capital’s chairman, and Individual Defendant Traub was a nominee of Raging Capital for election to the Board. Raging Capital is a substantial stockholder of Vitesse shares (Raging Capital Master Fund, Ltd., an affiliate of Raging Capital, owns approximately 20% of the Company’s shares), and will receive a significant financial payout upon consummation of the Proposed Transaction.

49.      Likewise, the Individual Defendants, as well as Vitesse executives, own substantial shares of Vitesse common stock and will receive a significant payout as well upon consummation of the Proposed Transaction.

50.      Additional potential conflicts exist with respect Needham, Vitesse’s financial advisor in connection with the Proposed Transaction. Needham has a significant relationship with Microsemi as well, having acted as financial advisor to Microsemi in connection with its acquisition of White Electronic Designs Corporation in 2010. Needham also has a long-standing relationship with Vitesse. For example, Needham acted as financial advisor in Vitesse’s debt restructuring transactions with Vitesse’s major creditors in 2009 and Needham acted as the sole book-running manager in several of Vitesse’s public offerings.

E.	The Merger Agreement Contains Preclusive Deal Protection Devices

51.      Defendants have approved the Merger Agreement under terms and conditions that are designed to ensure the sale of Vitesse to Microsemi that benefit Microsemi, but are not in the best interests of Vitesse’s stockholders.

52.      Although the Merger Agreement allows a go-shop period through April 7, 2015, any go-shop will likely be unsuccessful in providing any greater value to stockholders because of onerous deal protection devices, including the Support Agreement, the “No Solicitation” provision of the Merger Agreement, and the Termination Fee, that are not contemplated to benefit the Company or its stockholders, but instead, benefit defendants.

53.      Further, the Merger Agreement gives Microsemi access to any rival bidder’s information, within 24-hours of the receipt of a rival bidder’s acquisition proposal, and includes a “matching rights” provision that gives Microsemi the right to top any “Superior Proposal” simply by matching it. Accordingly, no rival bidder is likely to emerge, because the Merger Agreement unfairly assures that any “auction” will favor Microsemi.

The Support Agreement

54.      Further evidencing the defendants’ intent to consummate the Proposed Transaction, all of the Individual Defendants, as well as Raging Capital Master Fund, Ltd., (collectively owning 15,330,639 shares of the Company’s outstanding common stock, representing approximately 22.1% of the shares outstanding as of March 17, 2015) have executed the Support Agreement, concurrently with the execution of the Merger Agreement.

55.      Each of the Individual Defendants and Raging Capital Master Fund, Ltd. are defined as “Stockholders” under the Support Agreement.

56.      Under Section 1.2 of the Support Agreement, the “Stockholders” agreed to vote:

against any Acquisition Proposal and against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Offer and the Merger); (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, Intellectual Property Rights) of the Company or any reorganization, recapitalization or liquidation of the Company, or (z) any change in the present capitalization of the Company or any amendment or other change to the Certificate of Incorporation or Company Bylaws, in each case, to the extent not expressly permitted by the Merger Agreement; and (iv) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Parent which are necessary or appropriate in order to effectuate the foregoing. Subject to the proxy granted under Section 1.3 below, each Stockholder shall retain at all times the right to vote the Subject Shares in such Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

57.      Moreover, under the “No Solicitation” provision of Section 4.7 of the Support Agreement:

Subject to Section 5.13, each Stockholder shall not, and shall cause its Affiliates and its and their respective directors, officers and employees not to, and shall direct and use its reasonable best efforts to cause its and its Affiliates’ respective other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute or could reasonably be expected to lead to any Acquisition Proposal, (ii) provide any non-public information concerning the Company to any Person or group who has made or could reasonably be expected to make any Acquisition Proposal, or engage in any discussions or negotiations with respect to any Acquisition Proposal, (iii) otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, offers, discussions or negotiations, or (iv) resolve or agree to do any of the foregoing. Each Stockholder shall, and shall cause its Affiliates and its and their respective directors, officers and employees to, and shall direct and use its reasonable best efforts to cause its and its Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person or groups that may be ongoing with respect to any Acquisition Proposal or potential Acquisition Proposal.

58.      Notwithstanding the Support Agreement’s “No Solicitation” provision, the Individual Defendants owe fiduciary duties in their capacity as members of the Board under Section 5.13 of the Support Agreement. Yet, the preclusive deal protection measures discussed herein serve to preclude competing offers (even with the go-shop period in the Merger Agreement) from emerging for the Company.

The “No Solicitation” Provision of the Merger Agreement

59.      Under Section 7.3(b), the “No Solicitation” provision, of the Merger Agreement:

Except as permitted by this Section 7.3 and except as may relate to any Excluded Party, the Company shall, and shall cause each Company Subsidiary and each of its and their respective Representatives to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and require such Persons and any other Persons who have made or have indicated an intention to make an Acquisition Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of the Company Subsidiaries or any of their respective Representatives; and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its stockholders; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal; (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates (other than provisions in such obligations customarily referred to as “don’t ask” provisions); or (iv) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute

(including Section 203 of the DCGL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions). Any breach of the foregoing provisions of this Section 7.3 by any of the Company Subsidiaries or the Company’s or the Company Subsidiaries’ Representatives shall be deemed to be a breach by the Company.

60.      Although the Merger Agreement provides limited exceptions to its “No Solicitation” and “Company Board Recommendation” restrictions, those exceptions only permit the Board to take any action with respect to a competing offer if that offer constitutes a “Superior Proposal,” which, under the Merger Agreement, must be a proposal that was not solicited by the Company, consistent with Section 7.3’s preclusion of the Board from taking any active steps to consider and pursue potential alternative proposals available. But, as stated above, the Merger Agreement’s “matching rights” provision gives Microsemi the right to match any “Superior Proposal,” which provision will act to deter any potential bidder from making a “Superior Proposal.”

The Termination Fee

61.      Under Section 9.3 of the Merger Agreement, the Company must pay Microsemi a termination fee of $6.8 million if the Company terminates the Merger Agreement during the go-shop period or $13.6 million if the Company terminates the Merger Agreement after the go-shop period. In addition, upon termination of the Merger Agreement under specified circumstances, the Company may be required to reimburse Microsemi for up to $3.5 million of expenses.

62.      The termination fee of $13.6 million represents approximately 3.5% of the value of the Proposed Transaction. When considered collectively with the “No Solicitation” provision, the Support Agreement, and the “matching rights” provision, a termination fee in this amount (or even the go-shop period termination fee of $6.8 million) is preclusive and intended to ensure that the Board does not change its recommendation to Vitesse’s stockholders that they tender their shares at the Offer Price. Thus, these preclusive devices improperly restrain the Individual Defendants from exercising their unremitting fiduciary duty to obtain the best possible price that would be in the best interests of Vitesse’s stockholders.

63.      By approving the Proposed Transaction at the Offer Price and recommending that Vitesse’s stockholders approve the Proposed Transaction, despite the Merger Agreement’s restrictions on the Board’s ability to consider alternative offers, the Board is acting in the best interests of Microsemi at the expense of the interests of Vitesse’s stockholders.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

64.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

65.      The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public stockholders of Vitesse. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of their investment in Vitesse.

66.      As demonstrated by the allegations above, the Individual Defendants have breached their duties of care and loyalty owed to Plaintiff and the other stockholders of Vitesse by, among other things:

(a)      Accepting, and advising Vitesse’s stockholders to accept, an Offer Price that provides value to Vitesse’s stockholders substantially below the fair and inherent value of their investment in Vitesse;

(b)      Failing to conduct a reasonably informed evaluation of whether the Proposed Transaction was in the best interests of Vitesse’s stockholders; and

(c)      Agreeing to terms and conditions contained in the Merger Agreement that are designed to ensure Vitesse’s sale to Microsemi at the Offer Price, while deterring other potential buyers from making alternative proposals to acquire Vitesse.

67.      Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair and proportionate share of Vitesse’s valuable assets and business, to the irreparable harm of the Class.

68.      Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the irreparable injury that defendants’ actions threaten to inflict.

COUNT II

(Aiding and Abetting Breaches of Fiduciary Duty

Against Microsemi and Merger Sub)

69.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

70.      Microsemi and Merger Sub, by reason of their status as parties to the Merger Agreement, and their possession of material, non-public information, have aided and abetted the Individual Defendants in the aforementioned breach of fiduciary duties.

71.      The breaches of fiduciary duties by the Individual Defendants could not, and would not have occurred, but for the conduct of Microsemi and Merger Sub who have aided and abetted such breaches in connection with the Proposed Transaction.

72.      Microsemi and Merger Sub knowingly participated in the Individual Defendants’ breaches of fiduciary duties by negotiating and gaining Board approval of the Proposed Transaction at the Offer Price and under certain terms and conditions contained in the Merger Agreement which, as discussed above, benefitted the interests of Microsemi and Merger Sub but were not in the best interests of Vitesse’s stockholders.

73.      Unless enjoined by this Court, Microsemi and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will cause irreparable harm to the Class.

74.      Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the irreparable injury defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff and members of the Class demand judgment against defendants as follows:

(a)      Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

(b)      Preliminarily and permanently enjoining the Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

(c)      In the event that the Proposed Transaction is consummated, rescinding it and setting it aside;

(d)      Awarding Plaintiff costs and disbursements and reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

(e)      Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: March 30, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
MILBERG LLP		2 Righter Parkway, Suite 120
Kent A. Bronson		Wilmington, DE 19803
One Pennsylvania Plaza		(302) 295-5310
49TH Floor
New York, NY 10119		Attorneys for Plaintiff
(212) 594-5300

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